                                                                       EXHIBIT 9


APARTMENT INVESTMENT AND MANAGEMENT COMPANY ANNOUNCES $1.5 BILLION ACQUISITION OF 17,383 UNITS FROM CASDEN PROPERTIES OF LOS ANGELES

INCREASES ASSET BASE TO $15 BILLION; 363,000 APARTMENT UNITS

DENVER, Dec. 4 /PRNewswire/ -- Apartment Investment and Management Company (NYSE: AIV - news; "Aimco"), the nation's largest owner and operator of apartments, has agreed to acquire 100% ownership of 17,383 apartment units through the acquisition of Casden Properties, a Los Angeles-based private real estate investment trust ("REIT"). As part of the transaction, the selling group, including Alan Casden and affiliates of Blackacre Capital Management, LLC, New York, will acquire $213 million in Aimco common stock and common OP Units at a price of $47 per share. The $1.5 billion acquisition is comprised of:

       -- 6,356 conventional apartment units located in Southern California of which 1,381 units, located in the Park La Brea area of Los Angeles, are under development;

       --  11,027 affordable apartment units (located in 25 states); and

       -- National Partnership Investments Corporation ("NAPICO"), a subsidiary of Casden Properties, which as general partner controls more than 400 properties with more than 41,000 units.


The addition of the Casden portfolio significantly increases Aimco's presence in Southern California. The acquisition, upon the completion of the Park La Brea property, will increase Aimco's real estate Free Cash Flow earned in the six county Southern California area from 3.5% to 15.9%. The acquisition will increase the real estate Free Cash Flow contribution from properties with monthly rents greater than $1,000 from 12.2% to 20.3%.

The acquisition increases Aimco's owned and managed asset base from $12.5 billion to $15 billion and Aimco's total owned and managed apartment portfolio from 304,000 to 363,000 units, with over 99% of pro forma Free Cash Flow generated from properties in which Aimco has an ownership interest. In addition, NAPICO increases Aimco's controlled investment management assets by over $1 billion in gross real estate value.

The acquisition and related transactions mentioned later in the release are expected to add $0.09 to annual Adjusted Funds From Operations ("AFFO"), $0.12 to annual Funds From Operations ("FFO") and $1.21 to Aimco's Net Asset Value ("NAV") resulting in a pro forma NAV of $48.39.

TRANSACTION SUMMARY

Casden Properties and a related REIT will merge into Aimco's operating partnership. At closing, Aimco will pay $1.063 billion for the 16,002 stabilized conventional and affordable units and NAPICO. Aimco will issue $213 million of common stock or common OP Units, priced at $47 per share (Aimco's Net Asset Value per share - September 30, 2001), pay approximately $166 million in cash and assume responsibility for existing mortgage indebtedness of approximately $684 million. The selling group may earn up to an additional $36 million depending upon property performance for the period ending December 2001. In addition, Aimco expects to incur transaction costs and Initial Capital Expenditures ('ICE') aggregating approximately $24 million.

Casden is expected to complete the three phases of the Park La Brea property between Q2 of 2002 and Q3 of 2004. The purchase price for the 1,381 units is $418 million and is payable upon completion and 60% occupancy. The selling group may earn up to an additional $24 million depending on property performance.

Required Casden Properties and the related REIT shareholder approval for the transactions have been obtained. Aimco shareholder approval is not required. The merger transaction is subject to customary regulatory and other approvals. Closing is expected in the first quarter of 2002.

RELATED TRANSACTIONS

Aimco will enter into several additional transactions with Casden Development Company, LLC, as part of the overall acquisition, including:

          -- Invest up to $50 million for a 20% limited liability interest in Casden Development, which will pursue new development opportunities in Southern California and other markets. Alan Casden and affiliates of Blackacre have collectively agreed to invest up to $200 million in Casden Development. Aimco will have an option to purchase, at completion, all multifamily rental projects of Casden Development;

          -- Agree to purchase a proposed 350 apartment unit project located in the heart of Westwood Village in West Los Angeles with projected stabilization in 2005. The purchase agreement is subject to several contingencies including securing development approvals and completion and stabilization of the property;

          -- Retain Casden Development to accelerate the redevelopment of Aimco's affordable portfolio; and

          -- Provide a stand by facility of up to $70 million in debt financing associated with the construction of the Park La Brea and Westwood Village properties.

EARNINGS IMPACT

For pro forma earnings, the portfolio acquisition and related transactions have been underwritten on a leverage neutral basis (assumed Free Cash Flow to interest expense coverage of 2.25 to 1 and equity at a constant cost of capital assuming all common stock at $47 per share). Aimco expects to repay any short-term borrowings with internal operating cash flow and proceeds from the sale of other Aimco properties.

On a leverage neutral basis, the sum of the acquisition of the 16,002 stabilized units and NAPICO, the investment in Casden Development and the debt financing for Park La Brea are expected to add from $0.08 to $0.11 per share to Aimco's annual AFFO ($0.09 to $0.12 per share to FFO). The range of earnings realization is based on the rate of NOI growth for the 16,002 stabilized properties.

With existing leverage, the sum of the acquisition of the 16,002 stabilized units and NAPICO, the investment in Casden Development and the debt financing for Park La Brea are expected to add from $0.08 to $0.11 per share to Aimco's annual AFFO ($0.11 to $0.14 per share to FFO). Attached as Exhibit IV is the pro forma AFFO modeled at $0.09 per share (FFO at $0.12 per share).

The Park La Brea property, based on pro forma leverage of 55% and interest rates ranging from 7% to 7.5%, is expected to add on a pro forma basis:

         -- $2.4 million to $2.7 million to Aimco's 2003 AFFO ($2.5 million to
            $2.8 million to FFO)

         -- $9.0 million to $10.9 million to Aimco's 2004 AFFO ($9.3 million to
            $11.2 million to FFO)

         -- $15.9 million to $21.0 million to Aimco's 2005 AFFO ($16.4 million to $21.5 million FFO)

The range of earnings realization for Park La Brea is based on a range of rental rates with the lower figures based on market rents available today and the higher figures based on anticipated rental rents at stabilization.

ACQUISITION COMPONENTS

     A.  6,356 Conventional Apartment Units

         1.  4,975 Stabilized Conventional Apartment Units

           -- 16 properties (4,767 units) in Southern California and one property (208 units) in South Florida (See Exhibit III for detail)

           -- Weighted average monthly rents (9/30/01) -- $1,286 per unit and weighted average age -- 15 years

           -- Allocated value -- $630.4 million, assumed debt $385.7 million with weighted average interest rate -- 5.85%. This is comprised of taxable debt -- $166.3 million with weighted average interest rate -- 7.24% and tax-exempt debt--$219.4 million with weighted average interest rate -- 4.8%

           -- Pro forma Free Cash Flow (NOI less a Capital Replacement Reserve of $380 per unit) Yield

                -- 4,975 units -- 8.88%
                -- Taxable financed properties (1,817 units) -- 9.48%
                -- Tax-exempt financed properties (3,158 units) -- 8.51%

             --  Pro forma NOI Yield
                 -- 4,975 units -- 9.18%
                 -- Taxable financed properties (1,817 units) -- 9.76%
                 -- Tax-exempt financed properties (3,158 units) -- 8.82%

             --  Pro forma AFFO Yield -- 13.66%

             --  Price per unit -- $126,709

             --  Weighted average occupancy (9/30/01) -- 96.1%

             -- Pro forma completion of the transaction, the 4,975 units will generate $56 million in Free Cash Flow (98.8% or $55.3 million is in Southern California) and $33.4 million in AFFO.

         2.  Park La Brea Property -- 1,381 Units

             -- Park La Brea is an existing 4,230 unit, large scale residential community located north of Wilshire Boulevard, south of West Hollywood and east of Beverly Hills

              -- Aimco has agreed to acquire a new property being constructed in three phases on Park La Brea land according to the following pro forma schedule:

                 -- Phase I -- as of 11/16/01, the property was 24% occupied and 40% leased
                         -- 250 units stabilized in 2002 with pro forma rents of $2,200 per month
                         -- Purchase price of $55.5 million with $3.2 million earnout
                         --  Free Cash Flow Yield
                             8.23% on existing market rents
                             8.84% on pro forma rents

                 --  NOI Yield

                         8.4% on existing market rents
                           9.0% on pro forma rents

                 --  Phase II

                         -- 521 units stabilized in 2003 with pro forma rents of
                            $3,100 per month
                         -- Purchase price of $162.9 million with $9.5 million
                            earnout
                         -- Free Cash Flow Yield
                            8.05% on existing market rents
                            9.01% on pro forma rents
                         -- NOI Yield
                            8.17% on existing market rents
                            9.13% on pro forma rents

                    --  Phase III

                         -- 610 units stabilized in 2004 with pro forma rents of
                            $3,200 per month
                         -- Purchase price of $199.3 million with $11.6 million
                            earnout
                         -- Free Cash Flow Yield 7.55% on existing market rents
                            9.13% on pro forma rent
                         -- NOI Yield
                            7.66% on existing market rents
                            9.25% on pro forma rents

                    -- Payment by Aimco of the Park La Brea acquisition purchase price is dependent upon the seller achieving 60% economic and physical occupancy for each phase.

     B.  11,027 Affordable Apartment Units

         --  99 properties located in 25 states (See Exhibit III for detail)

         -- Weighted average monthly rents -- $669 per unit and weighted average age -- 22 years

         --  Pro forma Free Cash Flow Yield -- 10.53%

         --  Pro forma NOI Yield -- 11.58%

         --  Pro forma AFFO Yield -- 17.85%

         --  Price per unit -- $35,976

         -- Pro forma completion of the transaction, the affordable properties will generate $41.8 million in Free Cash Flow and $17.6 million in AFFO

       -- The affordable properties provide conventional conversion, tax credit and sale opportunities which Aimco will pursue consistent with its existing affordable holdings strategy

       -- The affordable portfolio has a number of properties located in major metropolitan areas, including several locations in New York City, downtown Los Angeles, and Springfield, Massachusetts.

     C.  NAPICO

         -- Controls more than 400 properties with more than 41,000 units as General Partner, typically as a Co-General Partner with a local managing partner

         -- 35-year operating history with annual placement of approximately $100 million in tax credit equity

         -- Through an affiliate provides property management to 71 properties (6,512 units)

         -- Provides opportunities to redevelop tax credit properties and repurchase third party interests in NAPICO properties

         -- Provides significant infrastructure to maximize value within Aimco's existing affordable portfolio

         --   Allocated value -- $36 million

         -- While NAPICO generated $9.5 million in Free Cash Flow in 2000 and is expected to generate a like amount for 2001, Aimco has used an estimate of $4 million for pro forma NAPICO Free Cash Flow and AFFO in 2002 (of which $1 million is controlled property management Free Cash Flow).

INTEGRATION

The Casden Properties will be integrated into Aimco's existing conventional and affordable operating structure. The 16 Southern California properties will be managed by Aimco's Regional Operating Center in Los Angeles, which is currently responsible for 46 properties throughout the state. The 170 affordable properties (99 wholly-owned and 71 through NAPICO) will be managed by Aimco's affordable division which is currently responsible for 524 properties throughout the United States.

In aggregate, Casden will add 187 properties or 12% to Aimco's existing managed portfolio of approximately 1,600 properties. Other integration elements -- information technology systems, accounting and human resources are under way and will be completed prior to closing of the transaction.

It is expected that many of the employees of Casden and NAPICO will be offered employment with AIMCO.

FUNDING OF ACQUISITION

Aimco's total cash requirement at closing or shortly thereafter will be $217 million (for 16,002 stabilized conventional and affordable units, NAPICO, the development company investment and transactions costs, net of $23 million of expected refinancing proceeds from certain of the acquired properties). In addition, Aimco may be required to pay up to $36 million in additional cash consideration depending upon property performance for the period ending December 2001. This cash requirement is expected to be initially funded with short-term borrowings. The borrowings will be repaid with internal operating cash flow and the proceeds from property sales.

The cash required for the purchase of the Park La Brea property of $167 million (net of pro forma long-term mortgage debt at 60% LTV) will be paid as phases are completed and stabilized during the period from 2002 to 2004. The projected cash requirement by phase is $22 million in 2002, $65 million in 2003 and $80 million in 2004. Aimco has agreed to provide up to $68 million in debt financing for construction of the Park La Brea phases which will be repaid or credited against the $167 million of equity required and will be funded by Aimco's credit facility or short-term borrowings.

Aimco's liquidity from internal operating cash flow and customary sales proceeds in 2002 and 2003 is expected to be approximately $350 to $400 million per year (compared to $370 million projected for 2001). The amount of liquidity is sufficient to fund internal uses as well as retire any short-term borrowings from this transaction within 12 to 24 months. Aimco's availability on the $400 million credit facility at September 30, 2001 was $291 million. Balance sheet information is attached on Exhibit V.

NET ASSET VALUE

Aimco's Net Asset Value based on third quarter results is $47.18 per share. Pro forma the 16,002 stabilized unit acquisition, NAPICO, the investment in Casden Development and the debt financing for Park La Brea, Aimco's Net Asset Value increases to $48.39 per share. The pro forma Net Asset Value will be available on Aimco's website as an attachment to this press release. Aimco has not assumed any NAV improvement from Park La Brea, Westwood Village or the development company investment.

CONFERENCE CALL AND INVESTOR TOUR IN LOS ANGELES

Aimco will host a conference call to discuss the details of the transaction on Thursday, December 6, 2001 at 1:00 p.m. Eastern Standard Time. You may participate in the conference call by dialing 1-888-228-8198, or 1-706-634-5947 for international callers, approximately five minutes before the call is scheduled to begin and indicate that you wish to join the Apartment Investment Management Company conference call. If you are unable to participate in the conference call, you may access the replay by dialing 1-800-642-1687, or 1-706-645-9291 for international callers, access code 2575552. The replay will be available through 12:00 midnight Eastern Standard Time on Friday, December 21, 2001.

In addition, Aimco will host an Investor and Analyst Tour and Information Session in Los Angeles early in 2002. Aimco will provide details of the time and place of the meeting shortly.

COMPANY INFORMATION

Aimco is a real estate investment trust with headquarters in Denver, Colorado and 18 regional operating centers, which holds a geographically diversified portfolio of apartment communities. Aimco, through its subsidiaries, operates approximately 1,600 properties, including approximately 304,000 apartment units, and serves approximately one million residents. Aimco's properties are located in 46 states, the District of Columbia and Puerto Rico.

    Contact: Paul J. McAuliffe, Executive Vice President and Chief Financial Officer, +1-303-691-4339
              Patricia Heath, Senior Vice President and Treasurer,
              +1-303-691-4343
              E-Mail:  investor@aimco.com

Additional disclosures will be available on Aimco's web site at http://www.aimco.com/about/casden as noted below:

Release with Exhibits
Pro Forma Net Asset Value

SOURCE:  Apartment Investment and Management Company